NEWS RELEASE

Attention: Financial Editors	Stock Symbol:	(PGF.UN) — TSX; (PGH) — NYSE
PENGROWTH ENERGY TRUST CORRECTS PRODUCTION HIGHLIGHT BULLET
IN YEAR END 2007 PRESS RELEASE
(Calgary, March 4, 2008/Marketwire) — Pengrowth Corporation, administrator of Pengrowth Energy Trust, today issues a revised highlight bullet which appears on the first page of the press release titled “Unaudited Financial and Operating Results for Year Ended December 31, 2007” issued earlier today.
The bullet should read
•	Production for 2007 averaged 87,401 barrels of oil equivalent (boe) per day, a 39 percent increase over 2006. The increase is primarily due to a full year of production from the Esprit and Carson Creek acquisitions, and production from the CP properties after the January 22, 2007 closing. Fourth quarter production averaged 84,331 boe per day, virtually unchanged from the third quarter and an increase of nine percent from the fourth quarter in 2006. The higher production levels compared to the prior year reflect the CP properties acquisition and development activities, partially offset by natural production declines and divestment activities.
The original bullet referred to 87,401 barrels of oil equivalent per day being recorded in 2006. As above, it should read 2007. To access a full and corrected copy of our Year End 2007 results, please visit our website at www.pengrowth.com.
PENGROWTH CORPORATION
James S. Kinnear
Chairman, President and Chief Executive Officer
For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-888-744-1111 Facsimile: (403) 294-0051
For media inquiries contact:
Telephone: (403) 266-8355 Facsimile: (403) 294-0051